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SECURIT1 04004140 SSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER
8-34069

FEB 2 6 2004

187

# FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/03_____ AND ENDING _____12/31/03_____
                                                MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SF Investments, Inc.

OFFICIAL USE ONLY

FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive
(No. and Street)

Chicago                                   Illinois                        60606
(City)                                        (State)                       (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Milan Markovic                                           (312) 554-7506
                                                       (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive             Chicago                IL              60606-3392
(Address)                        (City)                       (State)                (Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 25 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential Persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Nathan Shapiro, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of SF Investments, Inc., as of December 31, 2003, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

_____

_____

Sworn and subscribed to me on the

_23rd_ day of _February 2004_

_Nancy J. Simerson_
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



# SF Investments, Inc.

## Statement of Financial Condition

## December 31, 2003

Filed Pursuant to Rule 17a-5(d) Under the Securities
Exchange Act of 1934



**Altschuler, Melvoin and Glasser LLP**
Certified Public Accountants and Consultants

# SF Investments, Inc.
## Table of Contents
### December 31, 2003

|  | Page |
|---|---|
| **Independent Auditors' Report** | 1 |
| **Financial Statement** | |
| Statement of Financial Condition | 2 |
| Notes to the Statement of Financial Condition | 3 - 5 |



**Altschuler, Melvoin and Glasser LLP**
Certified Public Accountants and Consultants

## Independent Auditors' Report

Stockholder of
SF Investments, Inc.

We have audited the accompanying statement of financial condition of SF Investments, Inc. as of December 31, 2003 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SF Investments, Inc. as of December 31, 2003 in conformity with U.S. generally accepted accounting principles.

*Altschuler, Melvoin and Glasser LLP*

Chicago, Illinois
January 22, 2004

# SF Investments, Inc.
## Statement of Financial Condition
### December 31, 2003

## Assets

| | | |
|---|---|---:|
| Cash | $ | 175,287 |
| Receivable from and deposit with clearing brokers | | 1,148,798 |
| Securities owned | | 4,015,764 |
| Other assets | | 215,778 |
| | | 5,555,627 |
| **Total assets** | $ | 5,555,627 |

## Liabilities and Stockholder's Equity

| | | |
|---|---|---:|
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 203,659 |
| Stockholder's equity | | |
| Common stock, $100 par value; 1,000 shares authorized, 100 shares issued | | 10,000 |
| Additional paid-in capital | | 1,077,969 |
| Less: Treasury stock (5 shares, at cost) | | (317,050) |
| Retained earnings | | 4,581,049 |
| Total stockholder's equity | | 5,351,968 |
| **Total liabilities and stockholder's equity** | $ | 5,555,627 |

## Note 1    Nature of Activities and Significant Accounting Policies

SF Investments, Inc. (the "Company") is a registered broker-dealer in securities and manages security portfolios for customers, primarily based in Chicago.  All transactions are cleared on a fully disclosed basis through other broker-dealers.

Commission revenue and related expenses are recorded on the accrual basis.  Securities transactions are recorded on the trade date.

Cash includes money market funds with maturities of less than 90 days at the date of purchase and are carried at cost plus accrued interest, which approximate fair value.

Investments consist of financial instruments used for trading purposes and are recorded in the statement of operations at fair value at the reporting date.  Realized and unrealized changes in fair values are recognized in net trading revenue in the period in which the changes occur.  Interest income arising from trading instruments is included in the statement of operations as a part of net trading gains.

In preparing financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

## Note 2    Securities Owned

Securities owned are carried at market and consist of:

| | |
|---|---:|
| Long equity securities | $  1,180,442 |
| Preferred stock | 313,906 |
| U.S. Treasury bills | 2,499,006 |
| Corporate bond | 22,410 |
| | $  4,015,764 |

## Note 3    Related-Party Transactions

The Company derives a portion of its brokerage commissions by executing security transactions on behalf of its stockholder and various affiliated entities.

## Note 4    Commitments

Minimum annual rentals under a noncancelable lease for office space that expires in 2005, excluding additional payments for certain increases in operating and maintenance costs and real estate taxes, are approximately:

| | | |
|---|---|---:|
| 2004 | $ | 167,000 |
| 2005 | | 14,000 |
| | $ | 181,000 |

## Note 5    Employee Benefit Plan

During 1995, the Company established a defined contribution plan, as defined under Section 401(k) of the Internal Revenue Code.  The plan covers all full-time employees of the Company and allows for immediate eligibility.  Any employer match of participants' contributions is discretionary.  In addition, the plan allows for a further discretionary contribution to be made by the employer based on profits.

## Note 6    Off-Balance-Sheet Credit and Market Risk

Customers' securities transactions are cleared through a clearing broker.  Under the terms of its agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations.  In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines.  Compliance with the various guidelines is monitored daily and, pursuant to the guidelines, the customers may be required to deposit additional collateral or reduce positions.

Receivables from and the deposit with clearing brokers represent a concentration of credit risk and relate primarily to commissions receivable on customers' transactions and securities transactions.  The Company does not anticipate nonperformance by customers or its clearing brokers.  In addition, the Company has a policy of reviewing, when necessary, the clearing brokers with which it conducts business.

## Note 7    Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).  Under this rule, the Company is required to maintain net capital equivalent to $100,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2003, the Company had adjusted net capital and net capital requirements of $4,907,153 and $100,000, respectively.

## Note 8    Income Taxes

The Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its taxable income. Instead, the stockholder is liable for income taxes on his share of the Company's taxable income. The Company, however, is subject to the Illinois replacement tax.